UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Amendment No._)†*

Under the Securities Exchange Act of 1934

UNICO AMERICAN CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

904607108
(CUSIP Number)

Sardar Biglari
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

† This Schedule 13D constitutes an initial Schedule 13D on behalf of each of The Lion Fund, L.P. and Biglari Capital Corp. and Amendment No. 1 to the Schedule 13D on behalf of each of Sardar Biglari and Biglari Holdings Inc.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904607108
1	NAME OF REPORTING PERSON Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 904607108
1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 505,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 904607108
1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 505,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 904607108
1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 505,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 13, 2012 (the “Original Schedule 13D”) on behalf of Biglari Holdings Inc. (“BH”), an Indiana corporation, and Sardar Biglari in respect of the common stock, no par value (the “Shares”), of Unico American Corporation, a Nevada corporation (the “Issuer”).  The Original Schedule 13D is hereby restated in its entirety pursuant to this filing.  Further, to the extent applicable, the Original Schedule 13D, as restated by this filing, is hereby adopted as the initial Schedule 13D in respect of the Shares by each of The Lion Fund, L.P., a Delaware limited partnership (“The Lion Fund”), and Biglari Capital Corp., a Texas limited liability Company (“BCC”), in respect of the Shares.

On April 29, 2016, BH contributed 505,100 Shares to The Lion Fund, as described in Item 3.

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value, of Unico American Corporation. The address of the principal executive offices of the Issuer is 26050 Mureau Road, Calabasas, California 91302.

Item 2.	Identity and Background.

(a)           This statement is filed by BH, Sardar Biglari, The Lion Fund and BCC.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of Sardar Biglari, The Lion Fund and BCC is referred to as a “Lion Fund Filer” and collectively as the “Lion Fund Filers.”

BCC is the general partner of The Lion Fund. Sardar Biglari is the Chairman and Chief Executive Officer of BH and BCC and has investment discretion over the securities owned by The Lion Fund. By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by The Lion Fund.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BH and BCC.

(b)           The principal business address of each of the Reporting Persons is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

(c)           The principal business of BH is a diversified holding company engaged in a number of diverse business activities.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BH and BCC.  The principal business of The Lion Fund is purchasing, holding and selling securities for investment purposes. The principal business of BCC is serving as the general partner of The Lion Fund.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sardar Biglari is a citizen of the United States of America.  The jurisdiction in which each other Reporting Person is organized is set forth in the Explanatory Note above. The citizenships of the persons listed on Schedule A annexed hereto are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

When BH acquired the Shares, the aggregate purchase price of the 505,100 Shares was approximately $5,988,227.  Such Shares were acquired with the working capital of BH (which may have included margin loans made by brokerage firms in the ordinary course of business).  On April 29, 2016, BH contributed such Shares to The Lion Fund in exchange for additional limited partnership interests in The Lion Fund (the “Contribution”).

Except as set forth herein, none of the persons listed on Schedule A annexed hereto currently beneficially own any Shares.

Item 4.	Purpose of Transaction.

The Lion Fund Filers intend to evaluate their investment in the Shares on a continuous basis.  The Lion Fund Filers anticipate engaging in discussions or other communications with the Issuer’s management and Board of Directors in the future regarding the foregoing and other matters.

Any alternatives that the Lion Fund Filers may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, as well as the financial condition, results of operations and prospects of the Issuer. Depending upon the foregoing factors, the Lion Fund Filers may also acquire additional Shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

Although the foregoing reflects activities presently contemplated by the Lion Fund Filers with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Lion Fund Filers will take any of the actions set forth above. No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 5,307,133 Shares outstanding, which is the total number of Shares outstanding as of March 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 25, 2016.

As of the close of business on May 3, 2016, The Lion Fund owned directly 505,100 Shares, constituting approximately 9.5% of the Shares outstanding.  By virtue of the relationships with The Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by The Lion Fund and, on that basis, to beneficially own the Shares owned by The Lion Fund.

Neither Sardar Biglari, BCC nor any person set forth on Schedule A annexed hereto directly owns any Shares as of the date hereof.

(b)           The Lion Fund has the power to vote and dispose of 505,100 Shares.  By virtue of the relationships with The Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by The Lion Fund.

(c)           In the period commencing sixty (60) days prior to April 29, 2016, the date of the event which required this filing, and ending on the Filing Date, the Contribution was the sole transaction in the Shares by the Reporting Persons or any other person for whom disclosure is required by General Instruction C.

(d)           No person other than the Lion Fund Filers is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of April 29, 2016, BH ceased to beneficially own any Shares and will no longer be a reporting person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 3, 2016, BH, Sardar Biglari, The Lion Fund and BCC entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated May 3, 2016, by and between BH, Sardar Biglari, The Lion Fund and BCC.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2016
BIGLARI HOLDINGS INC.

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

THE LION FUND, L.P.

By:	Biglari Capital Corp. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

Schedule A

Directors and Executive Officers of Biglari Holdings Inc.

NAME AND POSITION WITH BH	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Retired Prassel Distinguished Professor of Business at Trinity University	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Kenneth R. Cooper, Director	Attorney	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Bruce Lewis, Controller	Controller of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Dr. Ruth J. Person, Director	Professor of Management, University of Michigan-Flint	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
James P. Mastrian, Director	Retired; former special advisor to the Chairman and Chief Executive Officer of Rite Aid Corporation	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA

Directors and Executive Officers of Biglari Capital Corp.

NAME AND POSITION WITH BCC	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2